

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 15, 2024

Peter Pfreundschuh
Chief Financial Officer
Y-mAbs Therapeutics, Inc.
230 Park Avenue
Suite 3350
New York, NY 10169

      Re: Y-mAbs Therapeutics, Inc.
            Form 10-K for Fiscal Year Ended December 31, 2023
            File No. 001-38650

Dear Peter Pfreundschuh:

     We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                      Sincerely,

                      Division of Corporation Finance
                      Office of Life Sciences